SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Arrangements of the Payment of 2021 Final Dividend, dated May 17, 2022
1.2	Poll Result of the Annual General Meeting held on Wednesday May 18, 2022
1.3

Announcement with respect to (1) Resignation of Independent Non-Executive Directors; (2) Appointment of Executive Director and Independent Non-Executive Directors; and (3) Adjustment to the Composition of Audit Committee, Nomination Committee and Remuneration Committee, dated May 18, 2022

1.4	List of Directors and their Roles and Functions, dated May 18, 2022
1.5	Customer Statistics for the Month of April 2022, dated May 20, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

2

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the continued development of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 20, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ARRANGEMENTS OF THE PAYMENT OF 2021 FINAL DIVIDEND

Reference is made to (i) the 2021 annual results announcement of China Mobile Limited (the “Company”) dated 23 March 2022; and (ii) the announcement of the Company dated 13 April 2022 in relation to the closure of register of members for shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Shares”) and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed final dividend for the financial year ended 31 December 2021 (the “2021 Final Dividend”).

As stated in the aforesaid announcements, the board of directors of the Company (the “Board”) proposed to pay the 2021 Final Dividend of HK$2.43 per share (before withholding and payment of PRC enterprise income tax, and subject to adjustment as described below) to the shareholders of the Company; subject to the approval by shareholders at the annual general meeting of the Company to be held on Wednesday, 18 May 2022 (the “2022 AGM”), the 2021 Final Dividend will be paid on or about Wednesday, 15 June 2022 to those holders of Hong Kong Shares on the register of members on Tuesday, 31 May 2022 (the “Record Date”).

The 2021 Final Dividend will be denominated and declared in Hong Kong dollars, where (i) the 2021 Final Dividend for Hong Kong Shares will be paid in Hong Kong dollars; and (ii) the 2021 Final Dividend for shares in the Company listed on the Main Board of the Shanghai Stock Exchange (the “RMB Shares”) will be paid in Renminbi in the amount of RMB2.0939 per share (tax inclusive), applying an exchange rate of HK$1 to RMB0.86168, which is equal to the average central parity rate between Hong Kong dollars and Renminbi announced by the People’s Bank of China in the week before the 2022 AGM.

As stated in the aforesaid announcements, in case of any change in the total number of issued shares of the Company between 23 March 2022 and the Record Date, the Company intends to keep the total amount of profit distribution unchanged and adjust the amount of the 2021 Final Dividend per share accordingly. Between 23 March 2022 and the date of this announcement, there has been no change in the total number of issued shares of the Company (i.e. 21,362,826,764 shares) and hence no adjustment to the amount of the 2021 Final Dividend per share (i.e. HK$2.43 or RMB2.0939 per share as stated above). In case of any change in the total number of issued shares of the Company between the date of this announcement and the Record Date, the Company will further announce the specific adjustments to the amount of the 2021 Final Dividend per share.

Holders of RMB Shares should refer to announcement(s) which the Company may from time to time publish on the websites of the Shanghai Stock Exchange and the Company with respect to the 2021 Final Dividend arrangements applicable to holders of RMB Shares.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 17 May 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Li Ronghua as executive directors; and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 18 MAY 2022

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 18 May 2022 at 10:00 a.m. are as follows. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as ascribed to them in the circular dated 13 April 2022 issued by the Company (the “Circular”).

Resolutions passed at the AGM		No. of Votes (%)
		For	Against	Abstain
1

To consider and approve the Company’s audited consolidated financial statements and the Report of the Auditors prepared in accordance with the Companies Ordinance, and the 2021 annual report published on the Shanghai Stock Exchange (including the Company’s audited consolidated financial statements and the Report of the Auditors) for the year ended 31 December 2021.

		15,771,576,342 (99.9866%)	2,027,974 (0.0129%)	81,060 (0.0005%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2	To consider and approve the Report of the Directors of the Company for the year ended 31 December 2021.	15,772,777,428 (99.9942%)	833,188 (0.0053%)	74,760 (0.0005%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against	Abstain
3	To consider and approve the profit distribution plan of the Company and declare a final dividend for the year ended 31 December 2021 (the “2021 Final Dividend”).	15,772,777,428 (99.9942%)	833,188 (0.0053%)	74,760 (0.0005%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4	To re-elect Mr. WANG Yuhang as an executive director of the Company.	N/A*	N/A*	N/A*

*As disclosed in the Company’s announcement dated 19 April 2022, due to the resignation of Mr. WANG Yuhang with effect from 19 April 2022, this resolution is no longer applicable and therefore no vote was conducted or counted by the Company for this resolution.

5	To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Group, and to authorize the Board to fix their remuneration.	15,772,770,628 (99.9942%)	834,188 (0.0053%)	80,560 (0.0005%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6

To give a general mandate to the Board to buy back Hong Kong Shares not exceeding 10% of the number of issued Hong Kong Shares in accordance with ordinary resolution number 6 as set out in the notice of the AGM.

		15,760,104,978 (99.9139%)	13,499,838 (0.0856%)	80,560 (0.0005%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
7

To give a general mandate to the Board to allot, issue and deal with additional Hong Kong Shares not exceeding 20% of the number of issued Hong Kong Shares in accordance with ordinary resolution number 7 as set out in the notice of the AGM.

		15,090,282,685 (95.6675%)	682,561,669 (4.3272%)	841,022 (0.0053%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against	Abstain
8

To extend the general mandate granted to the Board to allot, issue and deal with Hong Kong Shares by the number of Hong Kong Shares bought back in accordance with ordinary resolution number 8 as set out in the notice of the AGM.

		15,091,966,683 (95.6781%)	681,610,671 (4.3212%)	108,022 (0.0007%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
9	To consider and approve the authorization to the Board to determine interim profit distribution of the Company for the year ending 31 December 2022.	15,772,777,428 (99.9942%)	833,188 (0.0053%)	74,760 (0.0005%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
10	To consider and approve the external guarantees plan for 2022.	15,568,813,840 (98.7012%)	202,086,076 (1.2812%)	2,785,460 (0.0177%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
11	To consider and approve director and senior management liability insurance.	15,769,470,028 (99.9733%)	2,168,688 (0.0137%)	2,046,660 (0.0130%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued Shares of the Company was 21,362,826,764 shares, which was the total number of Shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

All directors of the Company in office as at the AGM attended the AGM either in person or remotely through video or telephone conference facilities.

Hong Kong Registrars Limited, the Hong Kong share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISE IN RESPECT OF THE 2021 FINAL DIVIDEND

Reference is made to the announcement of the Company dated 13 April 2022 in relation to closure of register of members for Hong Kong Shares and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the 2021 Final Dividend.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2021 Final Dividend to non-resident enterprise holders of Hong Kong Shares (including HKSCC Nominees Limited (“HKSCC”)). The withholding and payment obligation lies with the Company. Investors who invest in Hong Kong Shares through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors), whether natural persons or enterprises, are investors who hold Hong Kong Shares through HKSCC, and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2021 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

RESIGNATION AND APPOINTMENT OF DIRECTORS

Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu have resigned from their positions as Independent Non-Executive Directors of the Company with effect from 18 May 2022 upon the conclusion of the AGM. Subsequent to the conclusion of the AGM, Mr. Li Pizheng has been appointed as an Executive Director of the Company, and Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee have been appointed as Independent Non-Executive Directors of the Company, in each case with effect from 18 May 2022. For further details, please refer to the separate announcement of the Company dated 18 May 2022.

By Order of the Board
China Mobile Limited
Wong Wai Lan Grace
Company Secretary

Hong Kong, 18 May 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Li Pizheng and Mr. Li Ronghua as executive directors; and Mr. Stephen Yiu Kin Wah, Dr. Yang Qiang, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as independent non-executive directors.

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS;

(2) APPOINTMENT OF EXECUTIVE DIRECTOR AND

INDEPENDENT NON-EXECUTIVE DIRECTORS; AND

(3) ADJUSTMENT TO THE COMPOSITION OF AUDIT COMMITTEE,

NOMINATION COMMITTEE AND REMUNERATION COMMITTEE

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Reference is made to the section headed “Report of Directors – Directors” in the 2021 annual report of China Mobile Limited (the “Company”) published on 13 April 2022, where it was mentioned that, pursuant to Article 109 of the Articles of Association of the Company, Dr. Moses Cheng Mo Chi would retire by rotation at the Company’s annual general meeting held on 18 May 2022 (the “AGM”) and would not offer himself for re-election as he would like to devote more time to other businesses; and Mr. Paul Chow Man Yiu would also retire by rotation at the AGM and would also not offer himself for re-election by reason of age.

As a result of the aforesaid retirement by rotation, the Board of Directors of the Company (the “Board”) announces that, Dr. Moses Cheng Mo Chi has resigned from his positions as an Independent Non-Executive Director, a member of the Audit Committee, a member of the Nomination Committee and the Chairman of the Remuneration Committee of the Company; and Mr. Paul Chow Man Yiu has resigned from his positions as an Independent Non-Executive Director, a member of the Audit Committee, the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company, in each case with effect from 18 May 2022 upon the conclusion of the AGM.

Each of Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to acknowledge Dr. Moses Cheng Mo Chi’s and Mr. Paul Chow Man Yiu’s respective outstanding contributions to the Company with the highest regard and deepest gratitude.

APPOINTMENT OF EXECUTIVE DIRECTOR AND INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board is pleased to announce that, at a meeting of the Board held subsequent to the conclusion of the AGM, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Li Pizheng has been appointed as an Executive Director of the Company; and each of Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee has been appointed as an Independent

Non-Executive Director, a member of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, in each case with effect from 18 May 2022.

Mr. Li Pizheng, aged 57, is currently a Director of China Mobile Communications Group Co., Ltd., the ultimate controlling shareholder of the Company, and a Director of China Mobile Communication Co., Ltd.. Mr. Li had successively served as Deputy Director of Shaanxi Post Bureau, Director of Information Technology Bureau of the State Post Bureau of China, Director of Information Technology Bureau of China Post Corporation (restructured into China Post Group Co., Ltd. in 2019) (“China Post”), President of Anhui Post Company, Chairman of Anhui Postal Express & Logistics Co., Ltd., Vice President of China Post, as well as Director of China Post. Mr. Li received a Bachelor’s degree in Engineering from Beijing Institute of Posts and Telecommunications in 1980, and a Master of Business Administration degree from Xi’an Jiaotong University in 1998. Mr. Li is also a professor-level senior engineer with over 30 years of experience in the postal and telecommunications industry. The Company firmly believes that Mr. Li will make a significant contribution to the Company with his extensive experience and valuable expertise in the telecommunications industry.

Mr. Carmelo Lee Ka Sze, JP, aged 62, has been a partner of Messrs. Woo Kwan Lee & Lo since 1989 and is currently a Non-Executive Director of Safety Godown Company, Limited and Playmates Holdings Limited, an Independent Non-Executive Director of KWG Group Holdings Limited, and Company Secretary of Shenzhen Investment Limited, all of which are listed in Hong Kong. Mr. Lee is also a member of Chairmen pool of the Listing Review Committee of The Stock Exchange of Hong Kong Limited, a member of the InnoHK Steering Committee of the Innovation and Technology Commission, Chairman of the Appeal Tribunal Panel (Buildings), a Convenor of the Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong, as well as a member of the Campaign Committee of The Community Chest of Hong Kong. Mr. Lee previously served as a Non-Executive Director of Planetree International Development Limited (formerly known as Yugang International Limited) (listed in Hong Kong), Hopewell Holdings Limited (listed in Hong Kong before privatization in 2019), Termbray Industries International (Holdings) Limited (listed in Hong Kong) and CSPC Pharmaceutical Group Limited (listed in Hong Kong), and an Independent Non-Executive Director of China Pacific Insurance (Group) Co., Ltd (listed in Hong Kong and Shanghai) and Esprit Holdings Limited (listed in Hong Kong). Mr. Lee is qualified as a solicitor in Hong Kong, England and Wales, Singapore and Australian Capital Territory, having received a Bachelor’s degree in Laws and a Postgraduate Certificate in Laws from The University of Hong Kong in 1982 and 1983, respectively. The Company firmly believes that Mr. Lee will make a significant contribution to the Company with his extensive experience and valuable expertise in the legal and regulatory profession.

Mrs. Margaret Leung Ko May Yee, SBS, JP, aged 69, is currently an Independent Non-Executive Director of First Pacific Company Limited (listed in Hong Kong), Sun Hung Kai Properties Limited (listed in Hong Kong) and Agricultural Bank of China Limited (listed in Hong Kong and Shanghai). Mrs. Leung is a member of the National Committee of the Chinese People’s Political Consultative Conference, Vice Chairman of the Advisory Committee on Arts Development of the Home Affairs Bureau, a member of the Public Service Commission, a member of the Advisory Committee on Post-office Employment for Former Chief Executives and Politically Appointed Officials, a non-ex officio member of The Law Reform Commission of Hong Kong, a Steward of The Hong Kong Jockey Club, as well as a Council member, Treasurer, Chairman of the Finance Committee and a member of the Human Resource Policy Committee of The University of Hong Kong. Mrs. Leung had served as Group General Manager and Global Co-Head of Commercial Banking of HSBC Holdings plc (listed in London, Hong Kong, Bermuda and New York), Vice-Chairman and Chief Executive of Hang Seng Bank Limited (listed in Hong Kong), as well as Deputy Chairman, Managing Director and Chief Executive of Chong

Hing Bank Limited (listed in Hong Kong before privatization in 2021). Mrs. Leung also previously served as an Independent Non-Executive Director of Swire Pacific Limited (listed in Hong Kong), Hutchison Whampoa Limited (listed in Hong Kong before reorganization in 2015), China Construction Bank Corporation (listed in Hong Kong and Shanghai), QBE Insurance Group Limited (listed in Australia), Hong Kong Exchanges and Clearing Limited (listed in Hong Kong) and Li & Fung Limited (listed in Hong Kong before privatization in 2020). Mrs. Leung received a Bachelor’s degree in Economics, Accounting and Business Administration from The University of Hong Kong in 1975. The Company firmly believes that Mrs. Leung will make a significant contribution to the Company with her extensive experience and valuable expertise in the financial profession.

The Company has not entered into any service contract with Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze or Mrs. Margaret Leung Ko May Yee which provides for a specified length of service. Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee will be duly subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the requirements of the Articles of Association of the Company. As proposed by the Board, each of Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company; in addition, each of Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee will also receive annual fees of HK$150,000, HK$50,000 and HK$60,000 as a member of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, respectively. Such fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee has been determined by the Board with reference to their respective duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Li Pizheng has voluntarily waived his annual director’s fee of HK$180,000.

Save as disclosed above, each of Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. As at the date of this announcement, Mrs. Margaret Leung Ko May Yee holds 20,000 shares in the Company. Save as disclosed above, each of Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee that needs to be brought to the attention of the shareholders of the Company.

The Company takes this opportunity to welcome Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as members of the Board.

ADJUSTMENT TO THE COMPOSITION OF AUDIT COMMITTEE, NOMINATION COMMITTEE AND REMUNERATION COMMITTEE

In addition to the above, the Board further announces that, based on the work arrangements of the Board committees, after review and approval by the Board:

(i)	Mr. Stephen Yiu Kin Wah, an Independent Non-Executive Director of the Company, has been appointed as the Chairman of the Remuneration Committee of the Company, with effect from 18

May 2022. Mr. Stephen Yiu Kin Wah will receive an annual fee of HK$80,000 as the Chairman of the Remuneration Committee of the Company, in addition to his annual director’s fee of HK$180,000 and annual fees of HK$180,000 and HK$50,000 as the Chairman of the Audit Committee and a member of the Nomination Committee of the Company, respectively; and

(ii)

Dr. Yang Qiang, an Independent Non-Executive Director of the Company, has been appointed as the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company, with effect from 18 May 2022. Dr. Yang Qiang will receive annual fees of HK$65,000 and HK$60,000 as the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company, respectively, in addition to his annual director’s fee of HK$180,000 and annual fee of HK$150,000 as a member of the Audit Committee of the Company. Dr. Yang Qiang has voluntarily waived all his directors’ fees.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 18 May 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Li Pizheng and Mr. Li Ronghua as executive directors; and Mr. Stephen Yiu Kin Wah, Dr. Yang Qiang, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as independent non-executive directors.

Exhibit 1.4

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of China Mobile Limited are set out below:

Executive Directors

Mr. YANG Jie

(Executive Director & Chairman)

Mr. DONG Xin

(Executive Director & Chief Executive Officer)

Mr. LI Pizheng

(Executive Director)

Mr. LI Ronghua

(Executive Director & Chief Financial Officer)

Independent Non-Executive Directors

Mr. Stephen YIU Kin Wah

Dr. YANG Qiang

Mr. Carmelo LEE Ka Sze

Mrs. Margaret LEUNG KO May Yee

There are three Board committees. The compositions of the Board committees are set out below:

Audit Committee

Mr. Stephen YIU Kin Wah (Chairman)

Dr. YANG Qiang

Mr. Carmelo LEE Ka Sze

Mrs. Margaret LEUNG KO May Yee

Remuneration Committee

Mr. Stephen YIU Kin Wah (Chairman)

Dr. YANG Qiang

Mr. Carmelo LEE Ka Sze

Mrs. Margaret LEUNG KO May Yee

Nomination Committee

Dr. YANG Qiang (Chairman)

Mr. Stephen YIU Kin Wah

Mr. Carmelo LEE Ka Sze

Mrs. Margaret LEUNG KO May Yee

Hong Kong, 18 May 2022

Exhibit 1.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CUSTOMER STATISTICS FOR THE MONTH OF APRIL 2022

The board of directors (the “Board”) of China Mobile Limited (the “Company”) announces the following customer statistics of the Company and its subsidiaries (the “Group”) for the month of April 2022:

Unit: in thousands	April 2022

Mobile Business
Total Customers	966,396
Net Additional Customers for the Month	-242
Cumulative Net Additional Customers for the Year	9,504

5G Package Customers	476,916

Wireline Broadband Business
Total Customers	251,261
Net Additional Customers for the Month	2,168
Cumulative Net Additional Customers for the Year	11,155

The Board wishes to remind investors that the above customer statistics are the Group’s unaudited internal statistics. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 20 May 2022

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Li Pizheng and Mr. Li Ronghua as executive directors; and Mr. Stephen Yiu Kin Wah, Dr. Yang Qiang, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as independent non-executive directors.